UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 3, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11
Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Initiation of Arbitration Proceedings regarding the Adjusted Closing Price for the acquisition of the mobile assets of Oi Móvel S.A.

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44, and in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, 31 January 2022, February 9, 2022, April 13, 2022, April 20, 2022, August 15, 2022, and September 19, 2022, and also the Notices to Shareholders published on June 28, 2022 and August 9, 2022, informs its shareholders and the market in general what follows:

In a Material Fact disclosed by the Company on September 19, 2022, referring to the adjustment calculated by the Company and by Telefônica Brasil S.A. and Claro S.A. (together “Buyers”) at the Adjusted Closing Price (“ACP”) of the acquisition, by the Buyers, of the assets, rights and obligations that make up the UPI Ativos Móveis da Oi Móvel S.A. – Under Judicial Reorganization, succeeded by Oi S.A. – Under Judicial Reorganization (“Seller”), through a Share Purchase Agreement and Other Covenants (“SPA”) between the Buyers and the Seller, in the amount of approximately R$ 3.2 billion (of which TIM is entitled to approximately R$ 1.4 billion) and supported by a robust economic-financial report prepared by its independent advisors, TIM informed the market of the procedure to be followed, in the form of the SPA, for the solution of any dispute regarding the amount of the proposed ACP adjustment.

Nonetheless, in view of the Seller's express violation of the dispute resolution mechanisms provided for in the SPA, the Buyers had no alternative but to file an arbitration proceeding on this date with the Market Arbitration Chamber of B3 S.A - Brasil, Bolsa, Balcão in against the Seller to determine the effective amount of the adjustment to the ACP, in the form of the SPA.

The Company will keep its shareholders and the market in general duly informed of material facts related to this Transaction, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, October 3rd, 2022.

 TIM S.A.

Camille Loyo Faria
Chief Financial Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 3, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer